Eric J. Gervais	4801 MAIN STREET	DIRECT LINE	FAX
Associate	SUITE 1000	(816) 983-8362	(816) 983-8080
EMAIL ADDRESS	KANSAS CITY, MO 64112	TELEPHONE	WEBSITE ADDRESS
egervais@blackwellsanders.com		(816) 983-8000	www.blackwellsanders.com
February 20, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel
          Re:     Tortoise Capital Resources Corporation (the “Company”)
Dear Larry:
     Today the Company filed via EDGAR a post-effective amendment to its re-sale registration statement on Form N-2 under the Securities Act of 1933 (file nos. 814-00728 and 333-142859) (the “Registration Statement”). The Registration Statement was subject to your review prior to being declared effecting on July 26, 2007. As discussed with you previously, this will be the first of two post-effective amendment filings the Company intends to make to keep the Registration Statement effective without interruption.
     The purpose of the post-effective amendment filed today is to revise and otherwise make current certain disclosure contained in the Registration Statement. The purpose of the second post-effective amendment will be to respond to any comments on the post-effective amendment filed today and to include in the Registration Statement the Company’s audited financial statements for the fiscal year ended November 30, 2007. In this second post-effective amendment the Company will also update its MD&A and other disclosure impacted by the November 30, 2007 financials.
     Please note that the Company has made changes in the post-effective amendment filed today in response to comments received by letter dated October 10, 2007 (the “Comment Letter”) on the prospectus contained in the Company’s registration statement filed August 14, 2007 for an anticipated equity offering by the Company. That registration statement was eventually withdrawn via letter dated December 21, 2007 because of adverse market conditions. The text of the comments from the Comment Letter has been included in this letter for your reference, and the Company’s response is presented below each comment.
1.	Comment: Revise the third paragraph of the disclosure captioned “Prospectus Summary — The Company” which discusses the issuance of warrants to purchase common shares to indicate the expiration date of the warrants.

Response: The requested revision has been made.

February 20, 2008

2.	Comment: Expand the penultimate paragraph that follows the table of portfolio companies to add disclosure regarding the Fund’s status as a taxable corporation.

Response: The requested revision has been made.

3.	Comment: The third paragraph under the sub-caption “Our Advisor” discusses the Fund’s sub-adviser, Kenmont Investment Management, L.P. The last sentence states: “Entities managed by Kenmont own approximately 7.6% of our outstanding common shares and warrants to purchase an additional 281,666 of our common shares.” Explain to the staff whether the Fund invests in any companies managed by Kenmont.

Response: The Company hereby confirms to the staff that it does not have any investments in companies managed by Kenmont and does not currently anticipate investing in any such companies.

4.	Comment: Disclosure captioned “The Offering — Fees” discusses the fee paid to the advisor. The disclosure indicates that the base management fee is equal to 1.5% of managed assets and that such managed assets includes: “total assets, including any assets purchased with or attributable to any borrowed funds, minus accrued liabilities other than (1) deferred taxes and (2) debt entered into for the purpose of leverage.” (Emphasis added.) The underlined provision creates a conflict of interest because the amount of assets upon which the advisor’s fee is calculated is not reduced when the Fund accrues tax liabilities. Explain whether the board considered this matter and whether it expects to monitor this feature of the agreement. Further, disclose the conflict and any impact on Fund performance.

Response: The Company’s board of directors fully considered all aspects of the management fee paid to the Company’s advisor in connection with its initial approval of the investment advisory agreement between the Company and its advisor on September 12, 2005. The Company’s board of directors continually monitors and evaluates the terms and conditions of the Company’s agreements with its service providers and re-approved the investment advisory agreement on November 13, 2006. For the staff’s benefit, we note that many of the Company’s competitors exclude deferred taxes when calculating their management fee. Further, the Company does not believe that the manner in which the management fee is calculated creates a conflict. The deferred taxes arise primarily as a result of appreciation in the Company’s portfolio. Accordingly, the holders of the Company’s common stock are benefiting as deferred taxes increase. The Company notes, however, that it has disclosed in numerous places in the prospectus that the management fee paid to its advisor is based on its managed assets and has included in such disclosure the method it uses to calculate managed assets.

5.	Comment: Later disclosure sub-captioned “Trading at a discount” states: “Our stockholders granted us the authority to sell our common shares below net asset value, subject to certain conditions.” Disclose any material conditions relevant to this offer.

February 20, 2008

Response: The Company has revised the disclosure by adding a cross-reference to a later discussion of the conditions that must be satisfied before the Company may sell common shares below net asset value.

6.	Comment: To the extent appropriate, revise the fee table by combining the management fee and incentive fee line items appearing under the annual expenses segment of the table. Footnote 5 contains disclosure regarding the computation of the capital gains component of the incentive fee and states that the fee: “will equal (i) 15% of (a) our net realized capital gains, excluding the impact of current and deferred income taxes, on a cumulative basis. . .” (Emphasis added.) Please state whether the board considered this exclusion from the calculation of net realized capital gains. Delete the table referred to in Footnote 10; the Fund is, and proposes to continue to be, leveraged.

Response: The Company believes that its disclosure regarding the components of the management fee paid to its advisor is helpful to investors as currently drafted and respectfully declines to delete the enhanced disclosure resulting from setting forth the management fee and incentive fee as separate line items in the expense table. As noted in response to comment six, the Company’s board of directors fully considered all aspects of the management fee paid to the Company’s advisor in connection with its initial approval of the investment advisory agreement between the Company and its advisor on September 12, 2005 and its re-approval of the investment advisory agreement on November 13, 2006. The Company has deleted all references to leverage in the table in Footnote 10 and revised the table to show its estimated annual expenses as a percentage of its managed assets. The Company believes that this disclosure is meaningful to investors as the management fee paid to its advisor is based on its managed assets. In addition, this approach is consistent with the disclosure made by other funds in the Advisor’s fund family.

7.	Comment: Under the caption “Risk Factors — We may allocate the net proceeds from this offering in ways with which you may not agree,” explain the significance of the following disclosure: “We will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering or that are not consistent with our targeted investment characteristics.” (Emphasis added.)

Response: The Company has revised the disclosure to more accurately reflect the relevant risks intended to be highlighted.
     We are not aware of any novel issues or disclosure items requiring staff attention in the post-effective amendment. The post-effective amendment includes disclosure consistent with that of the Company’s previous filings. I will forward separately a document that shows all changes that were made to the Registration Statement in the post effective amendment. As we previously discussed, the audited financial statements contained in the Registration Statement go

February 20, 2008

     stale on February 28, 2008 and the Company would like to have the second post-effective amendment declared effective prior to that date.
     Please call the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions you may have.
Sincerely,
/s/ Eric J. Gervais
EJG